Bunker Hill Mining Corp.

82 Richmond St. East

Toronto, Ontario M5C 1P1

February 9, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Cheryl Brown

Re: Bunker Hill Mining Corp.

Registration Statement on Form S-1

Commission File No. 333-261259

Ms. Brown:

On behalf of Bunker Hill Mining Corp. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 4:00pm on February 11, 2022, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours,

Bunker Hill Mining Corp.

/s/ David Wiens
Chief Financial Officer & Corporate Secretary

cc: Cheryl Brown, Law Clerk

      Karina Dorin, Staff Attorney